Exhibit 99.1

Table of Contents

3	A message from Kevin Strain, President and CEO	18	Speaking for Sun Life
4	Introducing the Code	19	Competing Fairly & Openly
6	Obligations for People Leaders	19	Dealing with the Public & Other Third Parties
7	Reporting Code Breaches	20	Respecting Privacy & Confidentiality
9	Promoting Safety, Respect and Fairness in the Workplace	21	Using Sun Life Assets Appropriately
11	Promoting Diversity, Equity and Inclusion (DE&I) in the Workplace	23	Preserving Books & Records
12	Treating Clients Fairly	24	Preventing Financial Crime
13	Being Sustainability Driven	25	Limitations in Trading in Securities
14	Avoiding Conflicts of Interest	26	A Final Word
15	Accepting and Giving Appropriate Gifts and Hospitality	26	Contact Us
16	Engaging in Appropriate Outside Activities or Employment
17	Engaging in Appropriate Political Activities

A message from Kevin Strain,
President and CEO

Sun Life’s reputation and success is based on our shared commitment to doing the right thing for our Clients, our shareholders, society and each other. Our Code of Conduct (our Code) acts as a roadmap to help keep us on track across everything we do.

Our Code reflects dedication to building an empowered and inclusive culture, operating as a trusted and responsible business, and delivering on our Purpose of helping Clients achieve lifetime financial security and live healthier lives.

Adherence to our Code is about acting responsibly, it is about acting with integrity which means we do more than comply with laws and regulations and that we do the right thing even when there are no defined rules or expectations. We treat our Clients and employees with respect and instill trust and confidence in the way we manage our business.

We take violations of our Code seriously and I encourage you to speak up if you experience or witness any Code breaches. Speaking up helps create a sustainable and ethical workplace where we can all reach our full potential. You can report a breach of the Code by speaking to your People Leader, your local Compliance team, Human Resources, a member of the Legal team or by using our confidential Ethics Hotline.

We are counting on all of you to learn, understand and use our Code to guide your actions and help us meet the highest standards of professional behaviour.

Thank you for keeping Sun Life bright and for doing the right thing each and every day.

Kevin Strain
President and CEO

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Introducing the Code

Sun Life is in the business of helping our Clients achieve lifetime financial security and live healthier lives. We have a history of honouring our commitments – to our employees, Clients, customers, partners, shareholders and society. We continue to build that trust through our steady dedication to the principles and values that are outlined in our Code.

We are committed to high standards of business ethics and integrity. Our reputation as an ethical and trustworthy company is our most important asset. We all contribute to operating as a trusted and responsible business and are accountable for upholding Sun Life’s ethical culture.

Sun Life’s Culture

We are proud of our culture at Sun Life. Our culture and values are foundational, they guide us when deciding what to do and how to do it.

Our Culture

At Sun Life, we care deeply about our Clients, our colleagues and society.

We think and act with a long-term view and are committed to being there when our Clients need us the most, delivering market-leading solutions with excellence and unparalleled expertise.

Our success is rooted in collaboration and a BOLDER mindset.

Together, we inspire the possibility of a brighter future.

Together, we help our Clients achieve lifetime financial security and live healthier lives.

Our Values

Caring - we are emotionally invested in the success of others.

Authentic - we create spaces where everyone can be themselves.

Bold - we always do what’s right and are prepared to take ownership of outcomes.

Inspiring - we are passionate about what is possible and spread optimism.

Impactful - we collectively go above and beyond to drive success and create value.

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Does the Code apply to me?

The Code applies to all our people, including employees, temporary or contingent workers, and contract staff of Sun Life and its subsidiaries and controlled joint ventures, as well as our Board of Directors. Adherence with the Code is mandatory and a condition of employment and directorship. Sun Life expects third parties acting on our behalf or representing us to adhere to the values of our Code.

Violations of the Code can result in disciplinary action, including termination of employment or relationship. Any breach of the Code that violates the law may also result in administrative, civil or criminal proceedings.

Each year, we all complete mandatory Code training and a declaration to confirm our commitment to always adhere to the Code. But it is not just an annual experience, as we live its values every day.

We review the Code on an annual basis to ensure content is relevant and aligned with industry standards, best practices, emerging laws and expectations.

How do I apply the Code?

If you come across a difficult circumstance at work involving compliance with requirements or ethics, ask yourself these questions:

1.       Is this legal?

2.       Is this permissible under our internal policies (includes policies, operating guidelines, charters, directives, procedures)?

3.       Is this fair and ethical?

4.       Does this reflect our values, our culture and our commitment to our employees, Clients, customers, partners, shareholders and society?

5.       Am I confident that Sun Life’s reputation won’t be harmed if this situation became public knowledge?

6.       Would I approve of this situation if I were a Client or shareholder?

Use your best judgment and common sense. If you can’t answer “Yes” to each question, don’t do it, or seek guidance. If in doubt, discuss the matter with your People Leader, your local Compliance team, Human Resources, a member of the Legal team or email the Sun Life Code Office.

Complying with the law

Acting legally and ethically requires each of us to take all reasonable steps to understand and comply with both the letter and spirit of the laws, rules and regulations that apply to our jobs and the businesses we support within Sun Life.

If there is a professional or supplementary code, law or regulation that applies to you and conflicts with the Sun Life Code, you must comply with the most restrictive requirements applicable to the situation. Be sure to report any conflicts.

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Obligations for People Leaders

People Leaders are expected to act as ethical role models of Sun Life. They should lead by example and foster a culture of respect and integrity by:

•      Acting ethically and honestly and encouraging employees to do the same.

•        Understanding and reinforcing our desired culture and declared values.

•         Fostering a diverse, equitable and inclusive work environment which promotes respect, fairness and safety.

•        Understanding the Code and all relevant laws and champion them with team members.

•       Completing their mandatory training and making sure their teams do the same.

•      Responding to questions about the Code or directing employees to the information they need.

•        Preventing, responding to, reporting and escalating Code breaches and possible breaches.

•      Supporting and protecting those who ask questions and report possible breaches of the Code.

•      Prohibiting or guarding against retaliation.

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Reporting Code Breaches

Sun Life is committed to leading with integrity and takes breaches of the Code seriously. We all play an active role in ensuring the Code is applied across Sun Life and that possible misconduct is investigated and addressed appropriately. Reporting issues and concerns contributes to our ethical culture and helps us to maintain our commitment to our high standards of business ethics and integrity as a trusted and responsible business.

Speak up if you:

1.       Believe you may have violated the Code, an internal policy or the law.

2.       Know or have concerns that another employee or a third-party may have violated the Code, an internal policy or the law.

3.       Feel you are being pressured to violate the Code, an internal policy or the law.

4.       Have any other ethical or conflict of interest questions or concerns.

5.       Need guidance on how to do the right thing.

Never attempt to deal with the concern yourself. If you see or hear something, say something by reporting your concerns, as failing to do so could be a breach of the Code.

How do I report a breach of the Code?

If you are not sure how to apply the letter and spirit of the Code in any situation, or if you would like to report a possible breach of the Code, you can talk to your People Leader, your local Compliance team, Human Resources, a member of the Legal team or email the Sun Life Code Office.

If you would like to anonymously report a possible breach of the Code or if you feel your concerns were not addressed appropriately, access the Ethics Hotline. You can access the Ethics Hotline several ways, including by mail, through a toll-free telephone number or a secure website. The Ethics Hotline is provided by an external service provider that specializes in offering confidential and anonymous reporting, and is available to all Sun Life employees, seven days a week, 24 hours a day, in multiple languages.

Sun Life takes all reports of concerns and allegations of breaches of the Code seriously. They will be escalated to the appropriate area within Sun Life to be reviewed lawfully, discreetly, fairly, professionally and in a timely manner. All reports are treated confidentially, and we will do our best to ensure your identity in any follow-up discussions or inquiries will be kept in confidence to the extent appropriate or permitted by law.

Everyone must cooperate with any internal or external review or investigation process, whether we are a complainant, a respondent or a witness. We must also provide truthful, accurate, complete and timely information. If an external party asks us for information about Sun Life, we must follow the procedures for our business unit and escalate the inquiry to our leader and local Compliance or Legal team. Your cooperation during this process is important and required.

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Our commitment against intimidation & retaliation

Sun Life does not tolerate any form of intimidation or retaliation against employees for reporting possible breaches of the Code or participating in a review or investigation. If you report a possible breach, no action will be taken against you, even if we cannot confirm the breach. However, a mischievous or malicious allegation of a breach is itself a breach of our Code.

Any employee who attempts in any way to intimidate or retaliate against anyone who reports a possible breach of the Code or participates in a review or investigation will face disciplinary action, up to and including termination of employment, regardless of their position.

Companies and consultants acting on behalf of Sun Life are expected to adhere to the values of our Code and failure to do so may result in termination of any agreements with Sun Life and legal action.

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Promoting Safety, Respect and Fairness in the Workplace

Promoting a safe and respectful work environment

Reflecting our caring and authentic core values, Sun Life is committed to maintaining a safe, inclusive and respectful work environment, where our well-being is strengthened and we are empowered to bring our best selves to work.

We engage in practices that ensure our work is done safely, with respect to our physical workspace, work processes and use of equipment. Each of us is responsible to report unsafe working conditions, so that appropriate steps can be taken to protect our Clients, ourselves, and each other in the workplace and prevent workplace accidents or injuries.

We do not tolerate acts or threats of violence, intimidation or verbal abuse in our workplace. As well, we do not tolerate harassment, including sexual harassment and bullying, or unlawful discrimination, by or against anyone in our workplace.

Harassment is behavior that can cause offence, humiliation, intimidation, embarrassment or distress. You have the right to complain about the behavior of your colleagues (including your leaders), as well as the behavior of third parties, such as, Clients or suppliers.

Harassment can take many forms – verbal, written, electronic, visual or physical. Examples include jokes, derogatory, degrading or insulting remarks, gestures or communications, refusal to work or cooperate with others, adverse employment actions based on an employee’s legally protected status, and making a work benefit dependent upon performing sexual favors or threatening retaliatory action for refusal to perform sexual favors.

Unlawful discrimination means treating someone unfairly on the basis of their ethnicity, color, religion, sex, sexual orientation, gender identity, national origin, citizenship, creed, age, marital status, family status, disability or any other ground prohibited by law.

Sun Life promotes and expects mutual respect at all levels and does not tolerate unlawful discrimination against anyone we encounter in our work.

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Respecting fundamental human rights

As a global company, upholding human rights is fundamental to being a trusted and responsible business. It’s vital to our ability to make all employees feel safe and ensure they are treated fairly. It helps us mitigate risks in our supply chain and is essential to advancing a more inclusive society.

We strive to align our approach to managing human rights with internationally recognized human rights principles and standards.

We integrate human rights protections in our business – including in our employment practices, products and services, supply chain and investment decision-making processes. Our commitment is supported by policies on employment equity, health and safety, harassment and discrimination, and procurement in various regions. These policies help guide our people, as well as suppliers, in respecting human rights and applicable laws.

Preventing human trafficking, forced and child labour

We strictly prohibit employees, subcontractors and their employees, and agents from engaging in or taking any actions that would condone human trafficking or forced and child labour-related activities. These activities include engaging in sex trafficking, procuring commercial sex acts (even if this practice is legal in the jurisdiction where it transpires), using force, fraud, or coercion to subject a person to involuntary servitude, or obtaining labor from a person by threats of serious harm to that person or any other person, among others. If you become aware of any such activities by our colleagues, Clients, suppliers, or anyone else whom we encounter in our work, you must report this immediately to your People Leader, Human Resources, Legal or Compliance representative.

Using alcohol and other substances

As a general rule, consuming alcohol or substances in the workplace, other than medication for which we have a valid prescription, is not permitted. We may not use alcohol or substances in any way that interferes with the performance of our duties or safety in the workplace. Under no circumstances are we to bring illegal drugs into the workplace. If any of these things occur, we may be sent home and may be subject to disciplinary action, up to and including termination of employment. Note: If our use of prescribed medication or other substances is related to a health condition, and this limits our abilities at work, we should discuss with our People Leader or Human Resources representative.

Treating Employees Fairly

We are committed to hiring, developing and retaining the most qualified individuals to promote and achieve our business objectives. We hire and promote employees based on ability, and reward based on performance and are committed to pay equity for all employees.

Working at Sun Life – How and where we work

Sun Life is proud to be a hybrid organization that offers the flexibility to work from both the office and virtually based on the needs of the business, our Clients, and our people. This means many roles will have some component of office time which may vary by business and geography, and in how business and Client needs are met. Leaders work with their teams to determine the mix that works best for them. We’re committed to a thriving hybrid workforce and are investing in the tools, resources, training, and spaces to enable and empower our people.

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Promoting Diversity, Equity and Inclusion (DE&I) in the Workplace

Sun Life strongly believes in the importance of a culture that values caring and authenticity. More than just being the right thing to do – it’s the key to attracting great talent, supporting an engaged workforce and serving the needs of our Clients and society.

Sun Life welcomes diversity of all kinds – gender, ethnicity, religion, age, country of origin, sexual orientation, neurodiversity and physical ability. We encourage and support diverse perspectives and beliefs. Sun Life’s commitment to DE&I includes:

•      Supporting a culture where DE&I actions by leaders are expected, and employee differences are celebrated.

•      Empowering employees with the tools to understand and apply techniques to address barriers and bias in talent decisions, practices, programs and policies.

•      Creating an environment where modeling inclusive behaviours, seeking feedback and embracing diverse perspectives and practices support inclusion.

•      Ensuring strong consistent measures for diversity, inclusion and psychological safety are used to track progress and address systemic issues.

We can’t be bystanders and hope that inclusion happens. Through our Code, we support Sun Life’s DE&I strategy and promote more inclusive business and drive meaningful change. We believe in the importance of an inclusive and caring culture where everybody belongs.

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Treating Clients Fairly

The fair treatment of Clients is an integral part of our ethical culture. We are committed to keeping the Client in mind when designing, marketing, distributing and servicing our products and services. We all have a responsibility to consider the Client’s interests in all stages of the product life cycle and to ensure our products and services provide fair value to them.

That is why:

•      Our sales will be client-focused, fair, suitable, and the Clients’ unique needs and circumstances will be considered.

•      Our communications will be responsible and professional.

•      Our advertising and sales materials, including prospectuses and point of sale materials, will be accurate and clear and will provide full disclosure.

•      Our distributors will be competent, ethical and knowledgeable about our products and services and we will monitor their activities.

•      Our compensation, commission and incentive structures will be appropriate and encourage fair sales practices.

•      Our services will be client-focused, delivered competently and timely.

•      Client complaints and disputes will be handled promptly, fairly and professionally.

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Being Sustainability Driven

Our sustainability ambition is to maximize our positive impact and ensure the resiliency of our organization, in support of our Purpose. Our sustainability plan builds from our foundation as a trusted and responsible business. We aspire to be a responsibly managed business that is Client-focused, competitive, forward-thinking and sustainable for the long term. We aim to create competitive advantage and differentiation for our business through the following focus areas of our sustainability plan:

Increasing Financial Security: We aspire to increase the lifetime financial security of our Clients, employees and communities. We’re increasing access to and use of insurance and wealth products, and empowering and educating people to improve financial security outcomes.

Fostering Healthier Lives: We aspire to improve health and wellness outcomes for our Clients, employees and communities. We’re improving access to and use of health insurance and health care, and empowering people to navigate and manage their health journey to improve health outcomes. Our investments in community health complement these efforts.

Advancing Sustainable Investing: We aspire to deliver sustainable returns for Clients and drive the transition to a low-carbon, inclusive economy. We manage assets with material environmental, social and governance (ESG) issues integrated in our investment processes and offer our Clients sustainable investing opportunities. In addition, we invest our own assets in ways that support a low-carbon and more inclusive economy.

Climate change: We are committed to being part of the climate solution. We’re decarbonizing our business and engaging with our stakeholders to support the transition to a low-carbon economy. Meaningful climate action is essential to achieving our Purpose and ensuring the resiliency of our business.

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Avoiding Conflicts of Interest

One important way we demonstrate our integrity in doing business is by ensuring that we each act in the best interests of Sun Life, our Clients and shareholders. We are committed to not putting our own personal interests ahead of Sun Life, our Clients and shareholders, and avoid activities that can harm or reflect negatively on any of them. That’s why it’s important to avoid conflicts of interest, whether they are actual or potential conflicts of interest, including the appearance of one.

Many situations could give rise to a potential conflict of interest where our judgment or ability to act can be compromised. Actions we take on behalf of Sun Life cannot be influenced by the possibility of gain for ourselves or for anyone personally associated with us – that would be a conflict of interest.

Examples of situations that could give rise to a conflict of interest and must be disclosed include the following:

•        Circumstances or relationships that give rise to a potential conflict of interest where our judgment or ability to act can be compromised.

•        Direct reporting responsibility over a family member or significant other.

•         Business relationship with a family member or significant other, or a business in which they are materially involved.

•      Client relationship whereby you are asked to act as a trustee, agent, power of attorney or executor (excludes family member).

•      Consulting directly or indirectly with current or potential Sun Life suppliers.

Also, employees may receive paid or unpaid requests from intermediaries on behalf of undisclosed industry third parties to take part in meetings and discuss general business matters within their area of expertise. These requests can create a conflict of interest and risk disclosing confidential business information to competitors and must be declined.

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Accepting and Giving Appropriate Gifts and Hospitality

Gifts and hospitality are generally recognized as important parts of doing business, developing business relationships and building goodwill. It’s a two-way street. You cannot accept any benefit that may in any way influence, or appear to influence, your judgement or ability to make objective business decisions. You also cannot offer gifts, favours, benefits or hospitality that may be perceived as inappropriately influencing another party’s business dealings with Sun Life.

Consider the following questions when accepting from or offering to external parties any gifts, favours, hospitality, or other benefits:

•      Is it an unaccepted business practice in the region?

•      Is the value involved more than nominal and reasonable?

•      Does this occur frequently?

•      Would doing so make it difficult to make a fair and unbiased business decision?

•      Would it embarrass Sun Life or the recipient if publicly disclosed?

•      Does it violate our internal anti-bribery and anti-corruption policies or processes, including local policies?

We may only give or accept gifts that are customary, modest, and culturally sensitive. Cash gifts or equivalents, such as stored value cards that can be converted to cash, securities, cheques, money orders or loans, are prohibited. Gift certificates or gift cards are allowed provided they are modest in value, not ordinarily convertible to cash, and are in-line with established local thresholds.

Depending on your jurisdiction or position at Sun Life, you can also have an obligation to report or seek preapproval of gifts and hospitality.

Government officials

Special laws and record keeping requirements apply to gifts and hospitality when dealing with government officials or individuals tied to state-owned or controlled enterprises. Using personal funds or any third-party funds (e.g., outside counsel, consultant) to purchase gifts and hospitality for government officials is prohibited unless approved by Management. Consult with your People Leader before offering or extending gifts and hospitality to government officials.

Security and Integrity

At Sun Life, we strive to ensure that appropriate policies and procedures are in place to help manage and protect against risks which may threaten our integrity and security, including by way of foreign interference. Some potential sources of security and integrity risks include propaganda and disinformation campaigns, cyber operations, leaks and disclosures and threat to physical security. We all have a right to advocate for our interests openly and transparently; however, covert activity leading to security and integrity risks is prohibited.

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Engaging in Appropriate Outside Activities or Employment

An important component of employee engagement relates to our ability to participate in our communities. We encourage you to be involved with outside organizations, charitable activities, and the political process (see next section), provided your involvement does not create or appear to create a conflict of interest or interfere with your ability to carry out your responsibilities at Sun Life; this can include a second job or serving on a board. When participating in activities unrelated to your work at Sun Life, you are expected to avoid any activity that might compromise Sun Life or our brand and reputation.

In particular, you cannot engage in the following activities without the prior written approval from an Executive level manager and your business group’s General Counsel:

•      Serve on the Board of Directors of any company or organization that is publicly traded, competes with or has a business relationship with Sun Life in the insurance, health, wealth and asset management sectors; or

•      Be employed by or consult for any company or organization that competes with or has a business relationship with Sun Life in any of those same sectors.

Consult with your People Leader, local Compliance team, Human Resources, a member of the Legal team or email the Sun Life Code Office before accepting employment at a business or joining the board of any company or organization that might pose a conflict of interest. Otherwise, a second job or board position must be kept completely separate from your Sun Life position and cannot interfere with your responsibilities and performance as a Sun Life employee.

Depending on your position at Sun Life, you may also have a specific regulatory obligation to report outside business activities, certain political contributions and directorships.

Our funds, facilities or services cannot be used for the benefit of other businesses, or political parties and their candidates, except as specifically authorized in advance or as allowed by our Global Government Affairs and Public Policy team. We also have a separate process for dealing with charitable and philanthropic spending. This process requires that all charitable donations go through the donation approval framework which dictates the approval level required for the corresponding funding amounts and requires that all charitable donations are reported.

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Engaging in Appropriate Political Activities

As employees, Sun Life respects and is committed to our individual rights to voluntarily participate in the political process for our own personal purposes.

As an organization, we will follow all local laws regarding political activities and campaign financing. As a general practice, we will not make any Corporate financial contributions or donations to any political parties, factions or candidates for public office. However, where permitted by law and authorized by an Executive Vice President or President level officer, we may provide Corporate financial support through Political Action Committees and direct donations. We cannot communicate support or endorse any political candidates, campaigns or causes unless specifically authorized by Sun Life.

As an employee, we cannot in any way associate Sun Life or engage in any political activities on Sun Life’s behalf, including in social media, without prior written authorization. This includes making political donations, communicating political opinions and supporting political candidates, parties or issues. In addition, we cannot use company resources, logos, trademarks, offices, public events or public initiatives for political purposes or seek reimbursement for any political contributions.

Lobbying activities on behalf of Sun Life

Sun Life may engage in political activities, including lobbying and other communications with policymakers and legislators at all levels of government and their staff, both in Canada and internationally, in accordance with relevant laws and regulations.

Lobbying activities or government contacts on Sun Life’s behalf are strictly regulated. We expect those engaging in authorized political lobbying activities or communications on behalf of Sun Life to act in compliance with relevant statutes for lobbying. As employees, we cannot engage in any such lobbying activities on behalf of Sun Life without prior written authorization.

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Speaking for Sun Life

We are committed to communicating honestly, responsibly and in a manner that demonstrates our values. Only certain authorized individuals can speak for Sun Life.

Unless you are specifically authorized, do not speak for Sun Life, or imply you are doing so. In addition to everyday communications with outside persons and organizations, we may occasionally be asked to express our views to the media, if so, immediately contact the communications representative in your area.

In some cases, external communications, such as articles for publication, presentations and remarks made on behalf of Sun Life, require review and approval prior to release. Always be careful how you communicate to others and the effect it can have on Sun Life, our reputation and brand. Threatening, discriminatory, hateful or illegal statements – oral, written, in print or via electronic media – will not be tolerated.

Social media:

Subject to local policies and procedures, Sun Life supports the use of social media and believes it is an integral part of the way Clients interact with us and how we do business. Posting our ideas and opinions – whether they are internal or external – is a great way to express ourselves, learn and build relationships. As an employee of Sun Life, it is important that you are familiar with the guidelines for participating in social media, the guiding principles for speaking about Sun Life and our commitment to maintaining strong governance and risk management practices.

When using social media for business purposes, remember to think before posting, be civil to others and respect their opinions, and obtain any necessary permissions. In your personal use, do not represent or imply that your opinions are approved or endorsed by Sun Life. Depending on your position with Sun Life, there can be additional restrictions on your use of social media. If you are unsure, seek guidance.

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Competing Fairly & Openly	Dealing with the Public & Other Third Parties

One of our obligations as a trusted and responsible business is to support our industry and encourage fair competition. Although we compete vigorously in every market in which we participate, we are committed to conducting business in compliance with all competition and antitrust laws which prohibit Sun Life from engaging in activities intended to restrict or lessen competition.

This means we cannot make agreements with competitors to fix prices or allocate sales, Clients or territories. We cannot discuss with outsiders’ strategic information on topics such as pricing, product development and client lists. Even if we do not intend these discussions to result in actions that restrict or lessen competition, these discussions could be interpreted that way, and could be illegal whether or not they lead to restricting or lessening of competition.

Competing fairly and ethically in all our business activities is the most effective way to avoid contravening the prohibitions found in these various laws.

When approached for information by an external party, we must follow the procedures established for our business unit. This includes escalating the inquiry for response to our leader and local Compliance or Legal team, as appropriate. We cooperate with lawful investigations and inquiries by regulators, law enforcement agencies, external and internal auditors and investigators acting on behalf of Sun Life.

•      We must provide them with accurate and factual information and cannot mislead or attempt to improperly influence them.

•      We cannot tamper with any document to obscure the true nature of a transaction in Sun Life’s records or to impede or influence an audit, regulatory review or investigation.

If you suspect information is not being provided as required, report your concerns.

Dealing with third parties

In certain circumstances, third parties can represent Sun Life in the sale, service or administration of our products or services, or perform specific business functions, processes or services on our behalf.

We are committed to working and doing business with third parties who share our values and high standards for integrity and ethics.

We will follow our established business practices and procedures that apply to doing business with third parties and we will conduct those business relationships in a fair, ethical and lawful manner and in accordance with our values and procedures.

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Respecting Privacy & Confidentiality

Sun Life is committed to protecting the privacy and confidentiality of all personal information about our Clients, employees or other individuals against theft, loss, unauthorized access, disclosure, destruction or misuse. Respecting the privacy of our clients and employees is critical to maintaining our reputation as a trusted and responsible business and we are guided by Sun Life’s Client Data Privacy Principles.

Protecting personal information is everyone’s responsibility.

We accumulate a great deal of information about our Clients, employees, and others who develop relationships with us. That is why we have an obligation to limit the collection, access, use and disclosure of this information for legitimate business purposes, in accordance with local laws and internal policies.

Respect the principle of need-to-know as we do not access or share confidential Client or employee personal information unless needed to perform our job. We must respect and maintain the confidentiality of our employees’ personal information, such as salaries, performance reviews or disabilities.

Our regulatory requirements and Sun Life policies related to system access, privacy, security and information management continue to apply when working from home or working remotely. If you become aware of any information security or privacy incidents, contact your local Service Desk and advise your People Leader.

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Using Sun Life Assets Appropriately

Using technology

We are committed to using Sun Life’s technologies appropriately, as they are important business resources that provide broad access to information and a key aspect to how we conduct business. Our technology includes:

•      Information networks, systems and services (such as databases, software, teleconferencing, email, messaging systems, wiki, and internet access); and

•      Technology assets (such as computers, mobile devices and portable digital storage media).

Our technology must be used primarily for business purposes. Incidental and appropriate personal use is permitted, provided it does not violate our policies or procedures, and does not interfere with the performance of our job responsibilities. We must safeguard our technology assets and must prevent their damage, loss, theft or misuse. Likewise, we must safeguard the mechanisms and credentials we use to gain access to Sun Life information and technology.

•      Never download unauthorized applications to your Sun Life computer.

•      Only use approved Sun Life communication channels and applications to conduct Sun Life business or transmit Sun Life information, including on mobile devices. We have an obligation to maintain business records and using only approved communication channels is one way we achieve that.

If Sun Life becomes involved in litigation or an investigation, all relevant communications or records used or stored within Sun Life systems or technology assets may have to be turned over to third parties (e.g. law enforcement, regulators, private litigants).

•      Keep in mind electronic records are more permanent than you might think – they can be retrieved even after they appear to have been deleted.

•      Be careful when using email and other electronic communications, and always avoid making careless, exaggerated or inaccurate statements.

We should have no expectation of privacy when using Sun Life technology or the files and data stored on Sun Life technology assets. Sun Life has access to and may review all files, emails and other electronic communications – business and personal – stored on or transmitted via Sun Life technologies. Sun Life monitors the use of all its information networks, systems, services and technology assets including email, chats and storage. In addition, Sun Life’s data loss prevention efforts are aimed at preventing loss of sensitive data by actively identifying, detecting and protecting sensitive data used within our business operations. Sun Life will act on any findings that are contrary to our policies and our Code.

If you suspect an information security incident or breach, contact your local Service Desk and advise your People Leader.

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Using Sun Life information and intellectual property

Information and intellectual property are some of our most critical and valuable assets. As employees, we are required to effectively and appropriately manage and protect Sun Life information and intellectual property under our control.

Sun Life information includes: all information owned, managed or controlled by Sun Life or another entity empowered to do so on our behalf, and can include information transmitted over Sun Life networks or systems. We are expected to keep confidential any information we acquire about Sun Life and its business activities and operations during our employment except as will be permitted or required by law - even after we leave Sun Life.

Other than information produced and disclosed in the ordinary course of business, all information about Sun Life and our business is confidential and cannot be disclosed for unauthorized purposes.

Sun Life intellectual property includes: our trademarks, logos, copyrighted materials we create on behalf of the organization, audios/videos, slogans and trade secrets, etc. Sun Life is a global company with Clients, employees, advisors, partners and investors all around the world. Maintaining a consistent approach on how we identify our company wherever we do business, is vital. Help protect Sun Life’s intellectual property by performing your job duties in accordance with Sun Life’s brand standards.

We are never prohibited from reporting possible violations of law to any regulator or governmental entity, or making other disclosures that are protected under whistle-blower provisions under law, nor are we restricted from discussing the terms and conditions of our employment at Sun Life.

Using Sun Life’s physical property

We must all take reasonable steps to use Sun Life’s physical assets, including buildings and premises, only for legitimate business purposes and to protect those assets against loss, theft, damage and misuse.

Be careful not to:

•      Remove furniture, equipment, supplies or files and other physical assets or information from Sun Life premises without authorization. If you are authorized to work at home or off-site, you must keep Sun Life assets safe and segregated from your personal property.

•      Breach any copyright laws or regulations when making copies of documents or software.

•      Permit others to use Sun Life’s assets, without proper authorization.

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Preserving Books & Records

Sun Life is required to maintain accurate, reliable and complete records to appropriately manage its affairs and comply with legal, regulatory, financial, accounting and operational obligations. The integrity of our records is essential to the successful operation of our business, and to maintaining the trust and confidence of our shareholders, clients and business partners.	Our financial statements, books and records must accurately reflect all business transactions and be retained in accordance with our record keeping practices. Sun Life must provide accurate, consistent, informative and timely disclosures of information to the market in accordance with applicable laws. Failing to disclose or record revenues, assets or liabilities is prohibited.

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Preventing Financial Crime

Combatting Money Laundering & Terrorist Financing

We are committed to actively protecting our products and services from being used for money laundering, financing terrorists or other criminal activity, and protecting the integrity of both Sun Life and the financial systems in the countries in which we operate. Deterring, detecting and preventing money laundering or terrorist financing activity is everyone’s accountability and requires each of us to:

•      Know our clients through verifying their identity, authenticating them each time they interact with us, and monitoring our business relationship with them.

•         Be aware of and be able to identify and report any suspicious, unusual premiums, deposits, payments, surrenders or other activities to your local Money Laundering Reporting Officer.

For additional information on your obligations to help combat money laundering and terrorist financing, seek guidance from your local Money Laundering Reporting Officer or the Sun Life Chief Anti-Money Laundering Officer.

Detecting & Deterring Fraud

Sun Life does not tolerate fraud.

Fraud is a dishonest act or omission intended to deceive or mislead for personal or corporate gain. Examples of fraudulent acts include:

•       Forgery or alterations of a document or cheque.

•       Submission of a false or fictitious claim for charges or services that were not actually incurred.

•      Submission of a fabricated invoice for goods or services not received.

•        Bribes and economic extortion.

•         Misuse of confidential information.

We will not participate in any type of dishonest or fraudulent behaviour that can affect our clients, colleagues, shareholders, Sun Life, or our reputation and brand. Any participation in these activities is a breach of our Code that can result in discipline, up to and including termination of employment or business relationship. In addition to the application of systems and processes to help detect and deter fraudulent activity, all employees should speak up and report any fraud or other suspicious activity, whether committed by a colleague or a third party.

Rejecting Bribery & Corruption

We are committed to complying with the letter and spirit of anti-bribery and anti-corruption laws in the countries in which we operate. In essence, prohibited activities are defined as offering, giving or accepting anything of value that can improperly influence business decisions or result in obtaining improper business advantages.

That’s why:

•      We prohibit the direct or indirect use of bribery, kickbacks, payoffs, facilitation payments or other corrupt practices by employees, agents or other parties acting on our behalf.

•      We will report suspected and known incidents of bribery and corruption.

•        We must maintain accurate books and records.

If you are offered or asked for a bribe, no matter how small, refuse it, clearly state that it is our policy to never accept or offer a bribe, and report it immediately to your local Money Laundering Reporting Officer.

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Limitations in Trading in Securities

We are highly visible in many major financial markets and we are committed to complying with the securities laws and regulations in the countries in which we operate and conduct business. When we invest personally or on behalf of our client accounts, we cannot base our decisions on material information that is not generally available to the public.

Material information is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell the securities of a publicly traded company. There are also certain types of information that can become material over time, such as proposed business transactions. Consult with a member of the Legal team to determine if information is material.

•       Do not trade in Sun Life securities, or another public company’s securities, no matter how small or large the trade, if this decision is based on material information that is not generally available to the public.

•       Do not “tip” or pass material information on to others, or even share it with co-workers, other than to the Legal or Compliance teams to establish the appropriate ethical walls.

If someone asks you for information about Sun Life that is not generally available to the public, please direct that inquiry to the Global Government Affairs and Public Policy team, or a member of the Legal team.

Depending on your position at Sun Life, you may be subject to additional requirements. These can include pre-clearing and reporting on your personal investments, trading public company securities only during specified periods, and filing insider-trading reports.

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A Final Word	Contact Us

Sun Life’s Code of Conduct helps guide us and sets expectations for how we conduct our business and make decisions. Sun Life enthusiastically believes that if we follow this Code, we can continue to deliver on our Purpose of helping clients achieve lifetime financial security and live healthier lives.

Sun Life has a network of policies and operating guidelines to govern how we, through our employees, carry on our business so that we are a trusted and responsible business. To learn more, all our policies and operating guidelines are posted on the Source.

Remember, we are all held to the highest standards of honesty, integrity and professionalism in all that we do. Let’s support and empower one another to find our voices to speak up and promptly escalate Code breaches or possible breaches.

If you are not sure how to apply the letter and spirit of the Code in any situation, or if you would like to report a possible breach of the Code, you can:

Talk to:

•      Your People Leader / Manager

•      A member of your local Compliance team

•      A member of your local Human Resources department

•      A member of the Legal team

Email: Sun Life Code Office

•      Code@sunlife.com

Submit: Your concerns anonymously through the Ethics Hotline www.clearviewconnects.com

© Sun Life Assurance Company of Canada. All rights reserved. Version 2024

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